                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       Washington, D.C. 20549

                                                               FORM 4

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                               Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                                   Section 17(a) of the Public Utility Holding Company Act of 1935
                                       or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*       Issuer Name and Ticker or Trading Symbol       6. Relationship of Reporting Person
   Mayer           Steven           T.           Activision, Inc. (ATVI)                           to Issuer (Check all applicable)
__________________________________________  _____________________________________________     _X_ Director      ___ 10% Owner
                                                                                              ___ Officer (give ___ Other (Specify
  (Last)          (First)         (Middle)  3. IRS or Social        4. Statement for              title below)      below)
   c/o Activision, Inc.                        Security Number         Month/Year
   3100 Ocean Park Boulevard                   of Reporting Person     June 2001
__________________________________________     (Voluntary)          ______________________________________________________________
                 (Street)
                                                                    5. If Amendment, Date of  7. Individual or Joint/Group Filing
   Santa Monica   California       90405                               Original (Month/Year)     (Check Applicable Line)
__________________________________________                                                    _X_ Form Filed by One Reporting Person
  (City)          (State)          (Zip)                                                      ___ Form Filed by More Than One
                                                                                                  Reporting Person

                                            Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                     5. Amount of
                                          3. Trans-    4.  Securities Acquired (A)      Securities
                              2. Trans-      action        or Disposed of (D)           Beneficially  6. Ownership
                                 action      Code          (Instr. 3, 4 and 5)          Owned at         Form:         7. Nature of
                                 Date        (Instr.   ---------------------------      End of           Direct(D)        Indirect
                                (Month/        8)                  (A)                  Month               or            Beneficial
1.  Title of Security            Day/                   Amount      or     Price        (Instr.          Indirect(I)      Ownership
    (Instr.3)                    Year)                             (D)                  3 and 4)         (Instr. 4)      (Instr. 4)
----------------------------- ---------   ----------   --------    ---    --------   ------------     -------------    ------------
Common Stock, par value
     $.000001 per share          9/1/92      J(1)         708(2)    A         -
Common Stock, par value
     $.000001 per share          6/7/01      S(3)         708       D     $34.79
Common Stock, par value
     $.000001 per share          6/7/01      S(3)       5,861       D     $34.55
Common Stock, par value
     $.000001 per share          6/8/01      M         16,667       A     $ 0.75
Common Stock, par value
     $.000001 per shar           6/8/01      M         16,667       A     $ 6.50
Common Stock, par value
     $.000001 per shar           6/8/01      M         15,000       A     $ 9.50
Common Stock, par value
     $.000001 per shar           6/8/01      M         10,000       A     $ 8.50
Common Stock, par value
     $.000001 per shar           6/8/01      M         10,000       A     $ 6.50
Common Stock, par value
     $.000001 per shar           6/8/01      M          8,000       A     $11.50
Common Stock, par value
     $.000001 per shar           6/8/01      S         76,334       D     $38.39          -0-               D

* If this form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.              (Over)

                                                             (Print or Type Responses)

                   Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)

                                       2. Conver-                              5. Number of Deriv-        6. Date Exercisable
                                          sion or    3. Trans-   4. Trans-        ative Securities           and Expiration Date
                                          Exercise      action      action        Acquired (A) or            (Month/Day/Year)
                                          Price of      Date        Code          Disposed of (D)         -----------------------
                                          Deriv-        (Month/    (Instr. 8)     (Instr. 3, 4, and 5)    Date
1. Title of Derivative Security           ative         Day/     -----   ----  -----------------------    Exercis-     Expiration
   (Instr. 3)                             Security      Year)     Code     V        (A)        (D)        able         Date
----------------------------------     -----------   ----------  ------------  ----------- -----------    ----------   ----------
Director Warrants                       $ 0.75         6/8/01       M                         16,667        1/8/93      1/8/02
Diredtor Stock Options                  $ 6.50         6/8/01       M                         16,667        5/16/01(4)  5/16/10
Director Stock Options                  $ 9.50         6/8/01       M                         15,000        6/4/99      6/4/08
Director Warrants                       $ 8.50         6/8/01       M                         10,000        7/15/95     7/15/04
Director Warrants                       $ 6.50         6/8/01       M                         10,000        7/15/95     7/15/04
Director Stock Options                  $11.50         6/8/01       M                          8,000       12/11/99(5) 12/11/08

                                                                          9. Number of    10. Ownership Form
                                                                             Derivative       of Deriv-
                                                                             Securities       ative
                        7. Title and Amount of Underlying                    Benefi-          Security:
                           Securities (Instr. 3 and 4)                       cially           Direct       11. Nature of
                        ---------------------------------  8. Price of       Owned            (D) or           Indirect
                                                Amount or     Derivative     at End           Indirect         Beneficial
1. Title of Derivative          Title           Number of     Security       of Month         (I)              Ownership
   Security (Instr. 3)                          Shares        (Instr. 5)     (Instr. 4)       (Instr. 4)       (Instr. 4)
----------------------  --------------------    ---------  -------------  -------------   --------------   --------------
Director Warrants           Common Stock         16,667       $ 0.75
Director Stock Options      Common Stock         16,667       $ 6.50
Director Stock Options      Common Stock         15,000       $ 9.50
Director Warrants           Common Stock         10,000       $ 8.50
Director Warrants           Common Stock         10,000       $ 6.50
Director Stock Options      Common Stock          8,000       $11.50          45,333             D

Explanation of Responses:

(1)  Represents shares issued to the reporting person in connection with services rendered as a director.
(2)  The 2,125 shares originally issued to the reporting person on 9/1/92 were adjusted to reflect a 1-for-3 reverse stock split on
     October 20, 1993, resulting in 708 shares.
(3)  Disposition of shares by charitable remainder unitrust for the benefit of reporting person, of which the reporting person is executor.  These shares were previously reported as directly beneficially owned by the reporting person but were contributed to the charitable remainder unitrust on May 23, 2001.
(4)  The options vest in three equal annual installments begining on 5/16/01.
(5)  The options vest in five equal annual installments beginning on 12/11/99.

                                                                                /s/ Steven T. Mayer                 7/10/01
**Intentional misstatements or omissions of facts constitute                    -------------------------------   ----------
  Federal Criminal Violations.  See 18 U.S.C. 1001 and                          **Signature of Reporting Person      Date
  15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.                                                Page 2
       If space provided is insufficient, see Instruction 6 for procedure.                                          SEC 1474 (8-92)